06005558

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C. 205

| SEC FILE NUMBER |
|---|
| 8- 45335 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huntington Capital Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, 9th Floor
(No. and Street)

Columbus Ohio 43215
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul C. Balster (614) 480-4563
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

155 E. Broad Street Columbus Ohio 43215
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Paul C. Balster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntington Capital Corp., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

AVP & Treasurer
Title

[signature]
Notary Public

NOTARIAL SEAL STATE OF OHIO
SANDRA KAY BADER
Notary Public, State of Ohio
My commission expires 10/28/2009
Recorded in Fairfield County

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *Huntington Capital Corp.*

## *(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)*

*Statement of Financial Condition as of December 31, 2005 and Independent Auditors' Report, and Supplemental Report on Internal Control*

*Filed Pursuant to Rule 17a-5 (e)(3)*
*As a PUBLIC document*

*SEC File Number 8-45335*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

DATE—December 31, 2005

Huntington Capital Corp.
(Name of Respondent)

41 S. High Street, Columbus, Ohio 43287
(Address of principal executive office)

Paul Balster
Huntington Capital Corp.
41 S. High Street
Columbus, Ohio 43287
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Deloitte.

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611
USA

Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Huntington Capital Corp.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Huntington Capital Corp. (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Huntington Capital Corp. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company changed its definition of cash and cash equivalents in 2005.

Deloitte & Touche LLP

February 27, 2006

## HUNTINGTON CAPITAL CORP.
**(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2005**

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 311,247 |
| Cash segregated for regulatory purposes | 110,000 |
| Deposit with clearing broker-dealer | 100,000 |
| Receivables from brokers-dealers | 5,868,556 |
| Securities failed to deliver | 1,638,496 |
| Securities purchased under agreements to resell | 1,572,063 |
| Securities owned—at fair value | 8,729,763 |
| Securities borrowed | 1,542,430 |
| Accrued income and other assets | 1,188,068 |
| TOTAL ASSETS | $ 21,060,623 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| LIABILITIES: | |
| Payable to affiliate | $ 366,268 |
| Securities failed to receive | 896,243 |
| Securities sold—not yet purchased—at fair value | 2,294,568 |
| Securities sold under agreement to repurchase | 1,018,220 |
| Securities loaned | 1,542,430 |
| Deferred tax liability | 698,318 |
| Subordinated note payable to affiliate—subordinated to claims of general creditors | 5,000,000 |
| Accrued expenses and other liabilities | 943,924 |
| Total liabilities | 12,759,971 |
| STOCKHOLDER'S EQUITY: | |
| Common stock without par value: 750 shares authorized; 10 shares issued and outstanding | 100,000 |
| Retained earnings | 8,200,652 |
| Total stockholder's equity | 8,300,652 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 21,060,623 |

See notes to statement of financial condition.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Description of Business***—Huntington Capital Corp. ("HCC") is a wholly owned subsidiary of Huntington Bancshares Incorporated ("HBI"). HCC is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. Primary services offered by HCC include institutional sales and trading of securities, public finance, investment banking, and other financial advisory services.

HCC does not hold customer funds or securities. Securities are held in safekeeping with The Huntington National Bank ("HNB"), a wholly owned subsidiary of HBI, and other depository institutions.

Under clearing agreements, National Financial Services Corporation ("NFS") clears transactions primarily for HCC's retail customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS.

***Use of Estimates***—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

***Securities Transactions and Revenue Recognition***—Proprietary inventory transactions, commission revenue, and related expenses are recorded on a trade-date basis.

Fee-based revenues received for promoting and distributing mutual funds are generally based on average daily net asset balance or average daily fund sales.

***Fair Value of Financial Instruments***—Securities owned and securities sold—not yet purchased, are carried at fair value. Fair value is generally based upon market prices or amounts that approximate quoted values for securities of comparable quality, maturity, and interest rate. The unrealized gains and losses are included in revenues.

Substantially all of HCC's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, securities purchased under agreement to resell, and certain receivables are carried at fair value or contracted amounts, which approximates fair value. Similarly liabilities including securities sold—not yet purchased, securities sold under agreements to repurchase, liability subordinated to claims of general creditors and certain payables are carried at fair value or contracted amounts approximating fair value.

***Stock-Based Compensation***—Certain HCC employees receive long-term options to purchase the common stock of HBI. The grants to employees of HCC are accounted for based on the intrinsic value method promulgated by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB Opinion No. 25"), and related interpretations. Compensation expense for employee

stock options is generally not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant. In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 123 (revised 2004), *Share-Based Payment* ("Statement No. 123R"), requiring that the compensation cost relating to share-based payment transactions, including grants of long-term stock options, be recognized in the financial statements, based on the fair value of the equity instruments issued. Statement No. 123R replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation* (Statement No. 123), and supersedes APB Opinion No. 25. Effective January 1, 2006, HCC adopted Statement No. 123R. The impact of adoption to HCC's financial condition was not material.

## 2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks and deposits with financial institutions which can be liquidated without prior notice or penalty. Cash, including cash segregated for regulatory purposes, in the amount of $421,247 was held in deposit accounts with HNB at December 31, 2005. During 2005, the Company changed its policy regarding the definition of cash and cash equivalents. At December 31, 2005, investments in money market funds are presented as securities owned, but were previously included in cash and cash equivalents.

## 3. CASH SEGREGATED FOR REGULATORY PURPOSES

Cash of $110,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

## 4. SECURITIES OWNED AND SECURITIES SOLD—NOT YET PURCHASED

Securities owned and securities sold—not yet purchased at December 31, 2005, consisted of the following:

| Security | Securities Owned | Securities Sold—Not Yet Purchased |
|---|---|---|
| U.S. and Canadian government and government agency obligations | $ 562,278 | $2,294,568 |
| State and municipal government obligations | 7,848,368 | |
| Corportate obligations | 208,325 | |
| Money market mutual funds | 100,238 | |
| Stocks and warrants | 10,554 | |
| Total | $8,729,763 | $2,294,568 |

U.S. government and government agency obligations of $1,018,220 were subject to repurchase on January 3, 2005. HNB is the counterparty to the agreement.

## 5. SECURITIES BORROWED AND SECURITIES LOANED

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require HCC to deposit cash, letters of credit, or other collateral with the lender. Securities loaned transactions reflect HCC's receipt of collateral in the form of cash or other collateral generally in excess of the fair value of the securities loaned. HCC monitors the

fair value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

## 6. SECURITIES TRANSACTIONS NOT YET SETTLED AND SECURITIES FAILED TO DELIVER

Receivables from other broker-dealers related to transactions not yet settled are recorded at the amounts for which the securities were sold and are owed upon delivery of the securities to the other broker-dealer. The asset for unsettled securities transactions amounted to $5,868,556 at December 31, 2005 and is included in Receivables from broker-dealers. For Securities failed to deliver, if delivery of the Securities is not made to the buying broker by the settlement date, the trade shows long on the stock record with a corresponding receivable on the balance sheet. The asset for Securities failed to deliver at December 31, 2005 was $1,638,496.

## 7. RESALE AND REPURCHASE AGREEMENTS

Resale and repurchase agreements are collateralized financing transactions recorded at their contractual amounts including accrued interest. These agreements are generally collateralized by U.S. government and government agency obligations. To collateralize these transactions, HCC obtains possession of the securities purchased under resale agreements with a fair value in excess of the principal amount loaned plus accrued interest. This collateral is valued on a daily basis and HCC may require counterparties to deposit additional securities or return securities when appropriate.

## 8. INCOME TAXES

HCC is included in the consolidated federal income tax return of HBI. HBI's consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. Under its tax sharing agreement with HBI, HCC provides and remits income taxes to or receives an income tax benefit from HBI. At December 31, 2005, HCC had a deferred tax asset of $37,610 and a deferred tax liability of $735,928. Deferred tax amounts relate primarily to employee benefit expenses, depreciation of fixed assets, and accrued expenses.

## 9. CREDIT ARRANGEMENT WITH HBI

During 2005, HCC established a $25 million revolving debt agreement with HBI. Under the terms of this agreement, amounts borrowed carry a variable rate of interest at 40 basis points above the one-month London Inter Bank Offered Rate ("LIBOR"). Interest is payable on the last day of each calendar quarter and at final maturity. Principal is payable at maturity, which is August 31, 2008. This arrangement also carries an annual fee of seven basis points, which is payable quarterly beginning September 30, 2005. At December 31, 2005, borrowings under this agreement were $500,000.

HCC also has a $35,000,000 revolving debt agreement with Huntington Bancshares Financial Corporation ("HBFC"), a non-bank wholly owned subsidiary of HBI. This agreement carries an interest rate of 25 basis points above the weighted average daily rate of all outstanding HBFC commercial paper and matures on June 30, 2006. No borrowings were outstanding under this agreement at December 31, 2005.

## 10. SUBORDINATED NOTE PAYABLE TO AFFILIATE

HCC's $5,000,000 subordinated borrowing carries a rate of interest at 55 basis points above three-month LIBOR, which is adjusted quarterly, and is payable to HBI. The note matures on January 31, 2009, and

is subordinate to claims of general creditors. The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers ("NASD") and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that the borrowing is required for HCC's continued compliance with minimum net capital requirements, it may not be repaid. There was no change in the subordinated borrowing balance during the year ended December 31, 2005.

## 11. RELATED PARTY TRANSACTIONS

HNB, HBI, and related entities provide certain operational and administrative support, which includes occupancy and equipment, to HCC. Eligible employees of HCC participate in the employee benefit programs of HBI. In addition, officers and other key employees of HCC are also covered under HBI's stock purchase plan.

## 12. COMMITMENTS AND CONTINGENCIES

HCC has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to resell, securities sold but not yet purchased, and repurchase agreements. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon HCC's financial condition.

## 13. CONCENTRATIONS OF RISK

In the normal course of business, HCC's clearing activities involve the execution, settlement, and financing of various customer, correspondent, and proprietary securities transactions. These activities may expose HCC to risk in the event the customer or counterparty is unable to satisfy its contracted obligations and HCC has to purchase or sell the financial instrument underlying a contract at unfavorable market prices.

HCC is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, HCC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HCC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

## 14. NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, HCC is required to maintain minimum net capital, as defined under such rule. At December 31, 2005, HCC had regulatory net capital of $11,598,409 or an excess of $11,348,409 over its required net capital of $250,000 (the greater of $250,000 or 6.667% of aggregate indebtedness). In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1500%, of net capital. At December 31, 2005, the ratio of aggregate indebtedness to net capital was 11%.

******

Deloitte.

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611
USA

Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

February 27, 2006

To the Board of Directors and Stockholder of
Huntington Capital Corp.
Columbus, Ohio

In planning and performing our audit of the statement of financial condition of Huntington Capital Corp. (the "Company") as of December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP